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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of NOVEMBER, 2002.

                        BROOKFIELD PROPERTIES CORPORATION
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                 (Translation of Registrant's Name Into English)

         SUITE 4400, BCE PLACE, 181 BAY STREET, TORONTO, CANADA M5J 2T3
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                    (Address of Principal Executive Offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F Form 40-F   X
                                              -------

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.)

                                Yes _____ No  X
                                            -----

 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______.


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                        BROOKFIELD PROPERTIES CORPORATION
                             MATERIAL CHANGE REPORT

                  Section 75(2) of the SECURITIES ACT (Ontario)
            Section 85(1)(b) of the SECURITIES ACT (British Columbia)
                Section 146(1)(b) of the SECURITIES ACT (Alberta)
           Section 84(1)(b) of THE SECURITIES ACT, 1988 (Saskatchewan)
                Section 81(2) of the SECURITIES ACT (Nova Scotia)
               Section 76(2) of the SECURITIES ACT (Newfoundland)

1.    REPORTING ISSUER

      Brookfield Properties Corporation
      BCE Place
      181 Bay Street, Suite 4440
      Box 770
      Toronto, Ontario
      M5J 2T3

2.    DATE OF MATERIAL CHANGE

      October 29, 2002

3.    PRESS RELEASE

      A press release was distributed in Canada and the United States via news wires on October 29, 2002.

4.    SUMMARY OF MATERIAL CHANGE

      Brookfield Properties Corporation ("Brookfield Properties") announced on October 29, 2002 that it intends to distribute its US residential home building business to its common shareholders, subject to regulatory approval. In preparation for this, the US home building business is being reorganized under Brookfield Homes Corporation ("Brookfield Homes").

      The transaction is intended to allow Brookfield Properties to focus on its core business of acquiring and operating premier office properties in select North American city centers, and to maximize the value of Brookfield Properties' US residential home building operations for shareholders.


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5.    FULL DESCRIPTION OF MATERIAL CHANGE

      Brookfield Properties announced on October 29, 2002 that it intends to distribute its US residential home building business to its common shareholders, subject to regulatory approval. In preparation for this, the US home building business is being reorganized under Brookfield Homes.

      The transaction is intended to allow Brookfield Properties to focus on its core business of acquiring and operating premier office properties in select North American city centers, and to maximize the value of Brookfield Properties' US residential home building operations for shareholders.

      Brookfield Properties shareholders of record on December 20, 2002 will receive a special distribution equivalent to one fifth of a Brookfield Homes share for each Brookfield Properties share that they own. This distribution will be made on December 31, 2002. The value of the special distribution, based on a book value of Brookfield Homes at US$322 million of equity, will be US$2.00 per Brookfield Properties share. Brookfield Properties will convene a special meeting of shareholders on December 16, 2002 to approve a reduction in the stated capital of the corporation's common shares in order to minimize the tax impact on the distribution to shareholders.

      Brookfield Homes will apply for a listing of its common shares on the NYSE. Brookfield Properties' largest shareholder, Brascan Corporation, has indicated that it will continue to hold its approximate 50% interest in Brookfield Homes upon it becoming a public company, and that Brascan may increase its interest in the future.
      The board of directors of Brookfield Properties may terminate the distribution in the event that the board determines that it is no longer in the best interest of the shareholders of Brookfield Properties.

      The financial impact of the distribution, on a pro-forma basis as of September 30, 2002, would be to reduce total assets by US$768 million, total liabilities by US$446 million and common shareholders' equity by US$322 million. Management's expectation is that the funds from operations from Brookfield Properties and Brookfield Homes on a combined basis will not be directly affected by the distribution.

      Following completion of the distribution, Brookfield Properties and Brookfield Homes will be separate entities with commercial relationships limited to: an unsecured promissory note in favour of one or more subsidiaries of Brookfield Properties of approximately US$141 million bearing interest at a rate of 10% per annum and maturing in December 2005; a license in favour of Brookfield Homes to use the "Brookfield" name; and some interim arrangements to allow for an orderly division of the operations, which management believes are not material to Brookfield Properties.

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6.    RELIANCE ON CONFIDENTIALITY PROVISIONS OF SECURITIES LEGISLATION

      Not applicable.

7.    OMITTED INFORMATION

      No significant facts remain confidential in, and no information has been omitted from, this report.


8.    SENIOR OFFICERS

      For further information please contact Steven Douglas, Executive Vice President and Chief Financial Officer at (416) 359-8646.

9.    STATEMENT OF SENIOR OFFICER

      The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario, this 7th day of November, 2002.



                                      BROOKFIELD PROPERTIES CORPORATION





                                      By:              (SIGNED)
                                            ------------------------------------
                                            Name:    Steven J. Douglas
                                            Title:   Executive Vice-President
                                                     and Chief Financial Officer



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                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          BROOKFIELD PROPERTIES CORPORATION


Date: November 8, 2002                    By /s/ STEVEN J. DOUGLAS
                                             -----------------------------------
                                             Name:  Steven J. Douglas
                                             Title: Executive Vice President
                                                    and Chief Financial Officer